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December 6, 2024	vedderprice.com Jacob C Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley
Mr. Kenneth Ellington

Re:	Tortoise Capital Series Trust (the “Registrant”)
Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A
File No. 333-281744

To the Commission:

On behalf of the Registrant, we are responding to the staff’s comments provided telephonically on November 20 and November 21, 2024, regarding Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-1A filed on October 18, 2024 (the “Registration Statement”) for Tortoise Power and Energy Infrastructure Fund (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to Pre-Effective Amendment No. 1 to the Registration Statement.

Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 2 to the Registration Statement concurrently herewith to address the comments of the staff, to complete missing information in the Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

PROSPECTUS

1.	Comment: Please confirm that the Registrant will file a subsequent Pre-Effective Amendment to the Registration Statement in which all blanks have been completed and from which all brackets have been removed.

Response: The Registrant confirms that it will file Pre-Effective Amendment No. 2 to the Registration Statement in which all blanks will be completed and from which all brackets will be removed.

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December 6, 2024

2.	Comment: Please ensure that any revisions to disclosure in the Prospectus or Statement of Additional Information are applied throughout the Registration Statement, as applicable.

Response: The Registrant confirms that relevant conforming revisions to disclosure will be applied throughout Pre-Effective Amendment No. 2 to the Registration Statement.

3.	Comment: In the first sentence of the third paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus, please clarify what is meant by “over time.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

4.	Comment: In the fifth sentence of the third paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus, with reference to the use of the phrase “without limitation,” please confirm that the definition of energy infrastructure companies is complete. Please revise the disclosure as appropriate.

Response: The Registrant has revised the disclosure in response to the staff’s comment to remove the reference to “without limitation” in this instance.

5.	Comment: The final sentence of the third paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus indicates that the Fund’s concentrations in certain investments may present more risk than if the Fund were more broadly diversified. This appears to be risk disclosure. Please remove this risk disclosure from the Item 4 description of the Fund’s principal investment strategies.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

6.	Comment: Please streamline the Item 4 summary of the Fund’s principal investment strategies in the Prospectus. Please move any additional detail to Item 9 or the Statement of Additional Information, as appropriate.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

7.	Comment: Please define the term “master limited partnership” when it is first used in the Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

8.	Comment: The first sentence of the fourth paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus indicates that the securities that generate income in which the Fund may invest include, “but are not limited to,” the securities listed below. Please revise the disclosure to remove the reference to “not limited to.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

9.	Comment: Please clarify the wording of the last sentence of the sixth paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus with respect to the Fund’s ability to invest in income-generating securities of any credit quality.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

December 6, 2024

10.	Comment: The final sentence of the paragraph under the heading “Covered Call Options Strategy” on page 2 of the Prospectus indicates that the Fund may write options on indices in certain market environments. Please explain supplementally whether writing call options on indices is a principal investment strategy of the Fund and consistent with the Fund’s covered call option strategy as described under this heading. If writing options on indices is a principal investment strategy, please break this strategy out into a separate paragraph. If it is not a principal investment strategy, please consider moving this reference to Item 9 or the Statement of Additional Information, as appropriate.

Response: The Fund will not write options on indices. The Registrant has revised the disclosure accordingly.

11.	Comment: The second sentence of the eighth paragraph under the heading “Principal Investment Strategies” on page 3 of the Prospectus indicates that an issuer of a security will “generally” be considered a non-U.S. issuer if it is organized under the laws of, or maintains its principal place of business in, a country other than the United States. If there are any additional criteria used to determine whether an issuer of a security will be considered a “non-U.S. issuer,” please provide those criteria in the disclosure. If not, please remove the reference to “generally.” In addition, please consider moving the criteria the Fund uses to identify non-U.S. issuers to Item 9.

Response: There are no other criteria used to determine whether an issuer of a security will be considered a "non-U.S. issuer." The Registrant has revised the disclosure in response to the staff's comment.

12.	Comment: Please consider consolidating the first paragraph under the heading “Principal Risks—Risks Related to Investing in the Power and Energy Infrastructure Sectors” on page 6 of the Prospectus with the “Concentration Risk” risk factor. Please also consider moving the “Concentration Risk” risk factor to a more prominent location within the “Principal Risks” section.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

13.	Comment: Please revise the last sentence of the “Share Price Risk” risk factor under the heading “Principal Risks—ETF-Related Risks” on page 6 of the Prospectus to state that due to the bid-ask spread, investors may receive more or less than NAV when buying or selling their shares on an exchange.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

14.	Comment: Please reconcile the disclosure in the second sentence of the first paragraph under the heading “Purchase and Sale of Shares” on page 8 of the Prospectus with disclosure elsewhere in the Prospectus to the effect that the Fund expects to effect a significant portion of creations and redemptions for cash, rather than in-kind.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

December 6, 2024

STATEMENT OF ADDITIONAL INFORMATION

15.	Comment: Please reconcile the disclosure in the second sentence of the eighth paragraph under the heading “The Trust and the Fund” on page 1 of the SAI with disclosure elsewhere in the Registration Statement to the effect that the Fund expects to effect a significant portion of creations and redemptions for cash, rather than in-kind

Response: The Registrant has revised the disclosure in response to the staff’s comment.

16.	Comment: Please supplementally confirm that the officers and Trustees referenced on pages 14–16 of the SAI under the heading “Trustees and Officers” are the final trustees and officers of the Trust.

Response: The Registrant confirms that the trustees and officers identified in the SAI are final.

GENERAL

17.	Comment: Please confirm supplementally that the Form N-1A Registration Statement will not be used to sell shares of the Fund until after the closing of the Mergers.

Response: The Registrant confirms that the Form N-1A Registration Statement will not be used to sell shares of the Fund until after the closing of the Mergers.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7697 or Christina West at (312) 609-7567.

Very truly yours,

/s/ Jacob C. Tiedt
Jacob C. Tiedt
Shareholder